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                                  EXHIBIT 99.1
                             LETTER TO SHAREHOLDERS
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Dear Shareholder:

     We are pleased to send you this Prospectus describing our Dividend Reinvestment and Stock Purchase Plan (the "Plan"), which has recently been amended. Through the Plan, you may automatically invest cash dividends that you receive on your shares of Common Stock, no par value (the "Common Stock"), of CoBancorp Inc. (the "Company"), as well as optional cash payments made by you under the Plan, in additional shares of Common Stock. The Company reserves the right to suspend, modify or terminate the Plan at any time.

     Participants in the Plan enjoy the following benefits:

     - You will pay no service charges or brokerage commissions for shares of Common Stock purchased on your behalf under the Plan.

     - Your dollars will be invested in full and fractional shares to four decimal places.

     - Dividends are credited to your account on both full and fractional shares.

     - Your dividends will be invested quarterly and cash payments will be invested monthly.

     - Your recordkeeping will be simplified since you will receive a statement each time there is activity in your account.

     - The shares of Common Stock purchased on your behalf under the Plan will be held in safekeeping until termination of your participation in the Plan, or until you request that a certificate be issued to you.

     - You may terminate your participation in the Plan at any time.

     The following pages of the Prospectus provide complete details of the Plan in simple question and answer form. We recommend that you review the description of the Plan carefully and that you retain this Prospectus for future reference.

     If you are not enrolled in the Plan but wish to do so, simply complete the enclosed Authorization Card and return it in the enclosed postage paid envelope. You may enroll in dividend reinvestment only (partial or whole), in optional cash payments only, or in both. If you are already enrolled in the Plan, you need not take any action to continue your participation in the Plan. If you do not participate in the Plan, you will continue to receive checks for your dividends as they are declared and paid.

     The recent amendment to the Plan merely changed the source of Common Stock that will be purchased under the Plan. Prior to the amendment, purchases were made directly from the Company when the closing sale price per share for Common Stock was at or above tangible book value per share. As amended, purchases may be made on the open market regardless of what the closing price is for shares of Common Stock. The Company has instructed Registrar & Transfer Company, the Company's agent for administering the Plan, to effect all purchases in the open market unless otherwise instructed by the Company.

                                        Sincerely,
                                        LOGO
                                        John S. Kreighbaum
                                        President & Chief Executive Officer